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                                    EXHIBIT C
                                    ---------

         Attached hereto as Exhibit C is the Press Release dated December 6, 2002 relating to the extension of the early tender fee deadline of the exchange offer.

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                                                                       Exhibit C

                                  PRESS RELEASE
                             (For Immediate Release)

          Buenos Aires (December 6, 2002). Banco Rio de la Plata S.A. announced today that it is extending the early tender fee deadline and the deadline for withdrawals of tenders in its exchange offer and related tender offer (the "Offer") for any and all of its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 originally issued in 1993 in the aggregate principal amount of US$250,000,000 (the "Existing Notes").


          Under the terms of the Offering Memoranda dated November 25, 2002, the Offer is scheduled to expire at 5:00 p.m., New York City time, on December 23, 2002, unless extended. Holders who tender before the early tender fee deadline originally scheduled to expire at 5:00 p.m., New York City time, on December 9, 2002, unless extended are entitled to certain additional compensation for tenders validly made and not withdrawn prior to such date.

          Banco Rio hereby extends the early tender fee deadline and the deadline for withdrawals of tenders, in both cases from 5:00 p.m., New York City time, on December 9, 2002 to 5:00 p.m., New York City time, on December 23, 2002, unless further extended. The original expiration date for the Offer is not being extended and the Offer will expire at 5:00 p.m., New York City time, on December 23, 2002, unless extended.

          Information regarding the pricing, tender and delivery procedures, terms and conditions of the Offer is contained in our offering documents. The Offer is being made solely pursuant to our offering documents and holders of the Existing Notes are requested to contact Mellon Investors as soon as possible to allow for participation in the Offer. The Offer is being made outside of the United States under Regulation S under the U.S. Securities Act of 1933 and inside the United States pursuant to a separate exemption under such law.

          In order to participate in the Offer, holders of the Existing Notes need to provide to Mellon Investors Services LLC, which is acting as Information Agent on our behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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